FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Information furnished as at 28 July 2011

REED ELSEVIER PLC	REED ELSEVIER NV
(Registrant)	(Registrant)

1-3 Strand London WC2N 5JR United Kingdom	Radarweg 29 1043 NX Amsterdam The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC		REED ELSEVIER NV
Registrant		Registrant

By:	/s/ M.E. WOODS	By:	/s/ M.E. WOODS
	Name: M.E. WOODS		Name: M.E. WOODS
	Title: Assistant Secretary		Title: Authorised Signatory

Date:	28 July 2011	Date:	28 July 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Reed Elsevier – 2011 Interim Results